UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 23, 2010

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES LAUNCH OF A NEW HIGH QUALITY AND STAINLESS STEEL PRODUCTION
COMPLEX BY THE RUSSIAN PRIME MINISTER VLADIMIR PUTIN AT CHELYABINSK
METALLURGICAL PLANT

Moscow, Russia – July 23, 2010 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces that Russian Prime Minister
Vladimir Putin launched a high quality and stainless steel production complex in the arc-furnace melting shop #6 of Chelyabinsk Metallurgical Plant (CMP).
While launching the new production complex in the arc-furnace melting shop #6, the Russian Prime Minister was accompanied by Igor Sechin, Vice Prime Minister,
Victor Khristenko, Minister of Industry and Trade, Nikolay Vinnichenko, the
Plenipotentiary of the President of Russian Federation in Ural Federal Region,
Mikhail Yurevich, Governor of the Chelyabinsk Region, Igor Zyuzin, the Chairman
of the Board of Directors of Mechel OAO, Andrei Deineko, Chief Executive Officer
of Mechel Steel Management OOO, and Sergey Malyshev, Managing Director of CMP.
The Russian Prime Minister’s introduction to the plant started with a presentation of CMP and the project for renovation of the arc-furnace melting shop #6 which includes just-commissioned complex for production of high quality and stainless steel. Sergey Malyshev, Managing Director of CMP, described current situation at the plant, focusing on investment programs being implemented as well as CMP’s capacities utilization level, which currently exceeds precrisis levels by 10%.
Then the Prime Minister pushed the start button of the high quality and stainless steel production complex. Mr. Putin examined production sites of the three machines constituting the complex. Mechel’s management described the production process of the two machines for out-of-furnace steel processing –
ladle furnace # 2 and vacuum degasser as well as the main machine of the complex
– slab concaster #2 that produced its first slab today.
Commissioning of the new complex would result in improvement of casted steel quality, boost in annual output of slabs from 600 thousand tonnes to 1.2 million tonnes, significant product range expansion and decrease in consumption of raw materials and power. The new equipment will not only ensure better quality of products but would also allow CMP to increase output of plates and coils of corrosion-resistant steel grades, competing in quality with the products of the leading European producers, after reconstruction of the plant’s rolling facilities.
Investments in the project totaled 3.6 billion rubles.
Igor Zyuzin, the Chairman of the Board of Directors of Mechel OAO’s, commented on the event: “Implementation of this project would allow CMP to start production of new types of stainless flat long products used in the most important industries of our country such as defence, transport machinery, construction. At the present moment these products are not manufactured by
Russian metallurgical plants. Thus, commissioning of this new complex would result in the decrease in the share of the imported products and complete elimination of import in a number of product groups.”
***
Mechel OAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, ferrochrome, ferrosilicon, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: July 23, 2010	By:	Yevgeny Mikhel
	Name:	Yevgeny Mikhel
	Title:	CEO